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       FOR ADDITIONAL INFORMATION
       Lauri Hanover                       John W. Heilshorn, Jr./Jody Burfening
       Chief Financial Officer             Lippert/Heilshorn &
       Sapiens International               Associates Inc.
       Tel:  +1-877-554-2426               Tel: +1-212-838-3777
             +972-8-938-2701
       E-mail: lauri.h@sapiens.com         E-mail: jody@lhai.com
               -------------------                 -------------


            AIR FRANCE AWARDS SAPIENS SECOND EURO CONVERSION PROJECT



Research Triangle Park, NC--March 30, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that Air France's Department of Finance and Industry has chosen Sapiens to convert its IT systems to the single European currency, the euro. This new project is a follow-on to the previously announced master euro transition project agreement between Sapiens and Air France. The Finance and Industry euro transition project follows the successful launch of the euro conversion project for Air France's Commercial Department, which was announced in January 2000.

The Sapiens team will work with Air France's Department of Finance and Industry on business as well as technical aspects of the project, including the identification of the department's business needs and the planning, coordination and implementation of all functional and technical aspects of the euro transition effort.

Commenting on the project, Ms. France Schneider, Air France's Finance and Industry Department Manager, said: "This project is the successful and natural continuation of our relationship with Sapiens."

Mr. Saadia Essoudry, Vice President, Sapiens France, added: "We are delighted to receive this follow-on Air France project, which is concrete recognition of the success of our current project with Air France's Commercial Department. We look forward to servicing the euro conversion needs of the other subdivisions within Air France, and to long-term cooperation on Air France's future IT needs."

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About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.


                                      # # #


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.